SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of May, 2011
Commission File Number 1-14732

COMPANHIA SIDERÚRGICA NACIONAL
(Exact name of registrant as specified in its charter)

National Steel Company
(Translation of Registrant's name into English)

Av. Brigadeiro Faria Lima 3400, 20º andar
São Paulo, SP, Brazil
04538-132
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.  Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

COMPANHIA SIDERÚRGICA NACIONAL
Publicly-Held Company
Corporate Taxpayer's ID (CNPJ/MF):  33.042.730/0001-04

PROPOSAL TO BE SUBMITTED FOR THE APPROVAL OF THE EXTRAORDINARY SHAREHOLDERS’ MEETING TO BE HELD ON MAY 30, 2011

To the Shareholders of
Companhia Siderúrgica Nacional

The Extraordinary Shareholder’s Meeting to be held on May 30, 2011 will resolve on the merger, by the Company, of its subsidiary Inal Nordeste S.A.,  a publicly-held company with headquarters at Rua do Alumínio, s/nº - Lotes I a VI, Quadra 2 - Pólo de Apoio - Bairro Ponto Certo - Camaçari/ BA - CEP 42.801-170, inscribed in the corporate roll of taxpayers (CNPJ/MF) under number 00.904.638/0001-57 (“Inal Nordeste”).

Thus, the Company’s Management proposes the following:

(i)                 approval of the Protocol and Justification of Merger entered into by representatives of the Company and Inal Nordeste, in which all the conditions and justifications for the Company’s merger of Inal Nordeste are set forth (Exhibit1);

(ii)               approval and ratification of the hiring of KPMG Auditores Independentes, a specialized company responsible for preparing the appraisal report of Inal Nordeste’s shareholders’ equity, to be transferred to CSN;

(iii)             approval of the appraisal report of Inal Nordeste shareholders’ equity on the reference date of April 30, 2011 (Exhibit II);

(iv)             approval of the merger of Inal Nordeste by CSN, in accordance with the terms and conditions established by the above-mentioned Protocol and Justification of Merger;

As the Company headquarters have been moved to the city of São Paulo/SP, the legal documentation must now be published in the Diário Oficial do Estado de São Paulo and no longer in the Diário Oficial do Estado do Rio de Janeiro. The Company will continue to publish in the newspaper Valor Econômico.

All information required by Article 21 of Instruction 481 of December 17, 2009 issued by the CVM - Brazilian Securities and Exchange Commission (“CVM Instruction 481/09”) can be found in detail in Exhibit III of this proposal, concerning KPMG Auditores Independentes, the specialized company recommended by the Company to prepare the appraisal report on the shareholders’ equity of Inal Nordeste.

All the documents related to the issues on the agenda are available to shareholders at the Company’s headquarters, as well as on the Company’s website (www.csn.com.br/ri) and the websites of the CVM (www.cnm.gov.br) and the BM&FBovespa – Securities, Commodities and Futures Exchange (www.bmfbovespa.com.br).

BENJAMIN STEINBRUCH

Chairman of the Board of Directors

2

COMPANHIA SIDERÚRGICA NACIONAL
Publicly-Held Company
Corporate Taxpayer's ID (CNPJ/MF):  33.042.730/0001-04

EXHIBIT III

INFORMATION ON THE APPRAISERS

(pursuant to Article 21 of CVM Instruction 481 of December 17, 2009)

1. List of appraisers recommended by the Management

KPMG Auditores Independentes, a corporation established in the city of São Paulo at Rua Dr. Renato Paes de Barros, no 33, 17º andar, Itaim Bibi, inscribed in the roll of corporate taxpayers (CNPJ/MF) under no. 57.755.217-0001-29 and originally registered with the Regional Accounting Council of the State of São Paulo under number 29/O-2SP014428 (“KPMG”).

2. Description of the capabilities of the recommended appraisers

KPMG, registered with the CVM under no. 00418-9, is a company specialized in appraising corporate equity, whose services have already been contracted by Companhia Siderúrgica Nacional and which is equipped to issue appraisal reports of the book value of the shareholders’ equity of the merged corporation, in accordance with Auditing Standards and Procedures – NPA 14.

With extensive experience in auditing and consulting services, KPMG is widely recognized on the national and international market, offering a consistent series of accounting and financial abilities and skills with a deep knowledge of the market segment of each of its customers, one of the company’s most relevant differentials.

3. Copy of the work and compensation proposals of the recommended appraisers
See Exhibit IV.

4. Description of any relevant relationship in the last three (3) years between the recommended appraisers and parties related to the Company, as defined by the accounting rules on this subject.

KPMG are the independent auditors of the Company and its subsidiaries and associated companies, whose accounts are included or reflected in the Company’s consolidated financial statements, in accordance with note 5 to the financial statements for the fiscal year ended December 31, 2010.

On an annual basis KPMG confirms its independence during the performance of its external audits, declaring that it has not provided any professional services or identified any other relations that, in its best judgment, could be considered to affect its independence in any way.

COMPANHIA SIDERÚRGICA NACIONAL
Publicly-Held Company
Corporate Taxpayer's ID (CNPJ/MF):  33.042.730/0001-04

EXHIBIT IV

PROPOSAL FOR SERVICES

KPMG AUDITORES INDEPENDENTES

(pursuant to item 3 of Attachment 21 of CVM Instruction 481 of December 17, 2009)

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
Date: May 16, 2011

COMPANHIA SIDERÚRGICA NACIONAL

By:	/S/ Benjamin Steinbruch
Benjamin Steinbruch Chief Executive Officer

By:	/S/ Paulo Penido Pinto Marques
Paulo Penido Pinto Marques Chief Financial Officer and Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.